UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Arista Financial Corp.

(Exact name of registrant as specified in its charter)

Nevada	27-1497347
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

51 JFK Parkway, First Floor West Short Hills, New Jersey	07078
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.   ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):  N/A

Securities to be registered pursuant to Section 12(g) of the Act:  Common Stock, par value $0.0001 per share

Item 1. Description of Registrant’s Securities to Be Registered.

The Company is registering hereby its common stock, par value $0.0001 per share (“Common Stock”). Set forth below is a description of the Company’s capital stock.

Common Stock

The Company is authorized to issue 200,000,000 shares of Common Stock. The holders of Common Stock are entitled to equal dividends and distributions, with respect to the Common Stock when, as, and if declared by the Board of Directors from funds legally available for such dividends. No holders of Common Stock have any preemptive right to subscribe for any of our stock nor are any shares subject to redemption. Upon the liquidation, dissolution or winding up of the Company and after payment of creditors and any amounts payable to senior securities, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable. There are 3,292,083 shares of Common Stock issued and outstanding as of the date hereof.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock and the Amended and Restated Articles of Incorporation of the Company (the “Articles”) allow the Board of Directors, without further shareholder approval, to establish the preferences, limitations and rights of the preferred stock. Preferred stock may be issued in the future in connection with acquisitions, financings or such other matters as the Board of Directors deems to be appropriate. In the event that any such shares of preferred stock are issued, a Certificate of Designation, setting forth the series of such preferred stock and the relative rights, privileges and limitations with respect thereto, shall be filed. The effect of such preferred stock is that our Board of Directors alone, within the bounds and subject to the federal securities laws and Nevada Law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and might adversely affect the voting and other rights of holders of Common Stock. The issuance of preferred stock with voting and conversion rights also may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

On September 4, 2018, following the approval by the Company’s Board of Directors, the Company filed a Certificate of Designation for the Series A Preferred with the Secretary of State of Nevada (the “Certificate of Designation”) designating 51 shares of its authorized preferred stock as Series A Super Voting Preferred Stock. The shares of Series A Preferred have a par value of $0.0001 per share. The Series A Preferred is not entitled to receive any dividends or liquidation preference and are not convertible into shares of the Company’s common stock.

The holders of the Series A Preferred shall in the aggregate have a voting power equal to 51% of the total votes of all of the outstanding common and preferred stock of the Company entitled to vote. Accordingly, each share of Series A Preferred shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding shares of common stock and preferred stock eligible to vote on a matter (the “Numerator”) divided by (y) 0.49, minus (z) the Numerator. For example, if the total issued and outstanding shares of common stock and preferred stock equal 5,000,000 shares, then the voting rights of one share of the Series A Preferred shall be equal to 102,036 ((5,000,000 x 0.019607) / 0.49) – (5,000,000 x 0.019607). With respect to all matters upon which stockholders are entitled to vote or give consent, the holders of the outstanding shares of Series A Preferred shall vote with the holders of the common stock and any outstanding preferred stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Company’s Articles of Incorporation or Bylaws.

The holders of a majority of the outstanding Series A Preferred may require the Company to redeem all of the outstanding shares of Series A Preferred at any time at a redemption price of $1,000 per share. In addition, the Series A Preferred shall be automatically, and without required action by the Company or the holders thereof, be redeemed by the Company at $1,000 per share on the date that Paul Patrizio ceases, for any reason, to serve as an officer, director or consultant of the Company, it being understand that if Mr. Patrizio continues without interruption to serve in at least one such capacity, this shall not be considered a cessation of service.

There are 51 shares of Series A Preferred issued and outstanding as of the date hereof.

Voting Rights

Except as otherwise required by law or the Articles, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Common Stock shall vote together with the holders of any other outstanding shares of capital stock of the Company entitled to vote, without regard to class, and every holder of outstanding shares of Common Stock shall be entitled to cast thereon one vote in person or by proxy for each share of Common Stock standing in his name.

Rights upon Liquidation, Dissolution or Winding-Up of the Company

In the event the Company shall be liquidated, dissolved or wound up, whether voluntarily or involuntarily, after there shall have been paid or set aside for the holders of all shares of Preferred Stock then outstanding the full preferential amounts to which they are entitled, the net assets of the Company remaining thereafter shall be divided ratably among the holders of Common Stock.

Indemnification of Directors and Officers

Article 11 of the Articles provides, among other things, that the Company shall indemnify its officers and directors against all liabilities and expenses (including attorneys’ fees) incurred by reason of the fact that he or she is or was a director of the Company to the fullest extent permitted by Nevada law. In addition, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Company against any liability asserted against and incurred by such person in any such capacity, whether or not the Company would have the power to indemnify against such liability under such Article 11.

Article 10 of the Articles provides that no director or officer of the Company shall be individually liable to the Company or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer except to the extent that Nevada law, as the same may be in effect from time to time, provides that such liability may not be eliminated.

Combinations with Interested Stockholders

The Articles provide that Sections 78.411 to 78.444 of the Nevada Revised Statutes shall apply to the Company. Sections 78.411 to 78.444 prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the Nevada Revised Statutes that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person. The Articles provide that Sections 78.378 to 78.3793 shall apply to the Company.

Item 2. Exhibits.

Exhibit No.	Exhibit Description

3.1	Amended and Restated Certificate of Incorporation of Arista Financial Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2018).

3.2	Bylaws of Arista Financial Corp. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2018).

3.3

Certificate of Designations Establishing the Designations, Preferences, Limitations and Relative Rights of the Series A Super Voting Preferred Stock (incorporated by reference to Exhibit 3.3 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2018).

4.1	Specimen Common Stock Certificate of Arista Financial Corp.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 4, 2018

ARISTA FINANCIAL CORP.

By:	/s/ Paul Patrizio
Name:	Paul Patrizio
Title:	Chief Executive Officer

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